Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139817-02

Supplement to Prospectus Supplement dated February 20, 2007 to Prospectus Dated February 13, 2007
$952,056,200
(Approximate)
Mortgage Pass-Through Certificates, Series 2007-FM2

GSAMP Trust 2007-FM2
Issuing Entity
GS Mortgage Securities Corp.
Depositor
Goldman Sachs Mortgage Company
Sponsor
Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator
Fremont Investment & Loan
Servicer

This is a sixth supplement (the “Sixth Supplement”) to the prospectus supplement dated February 20, 2007 (the “Prospectus Supplement”), as modified by a supplement to the prospectus supplement, dated April 5, 2007 (the “First Supplement”), as modified by a supplement to the First Supplement, dated May 11, 2007 (the “Second Supplement” ), as modified by a supplement to the Second Supplement, dated August 22, 2007 (the “Third Supplement”), as modified by a supplement to the prospectus supplement, dated October 10, 2007 (the “Fourth Supplement”) and as modified by a supplement to the prospectus supplement, dated October 24, 2007 (the “Fifth Supplement”) to the prospectus, dated February 13, 2007, relating to the GSAMP Trust 2007-FM2 Mortgage Pass-Through Certificates, Series 2007-FM2.  This Sixth Supplement supersedes and replaces the First Supplement, the Second Supplement, the Third Supplement, the Fourth Supplement and the Fifth Supplement in their entirety.

Capitalized terms used in this supplement but not defined in this supplement shall have the meanings given them in the Prospectus Supplement.

•	The table on the cover page of the Prospectus Supplement is revised as follows:

Class	Approximate Initial Class Principal Balance(1)	Pass-Through Rate	Type	Ratings (S&P/Moody’s)
M-1	$42,570,000	Variable(7)	Subordinate	AA+(18)/Aa1
M-2	$44,072,000	Variable(8)	Subordinate	AA(18)/Aa2
M-3	$16,527,000	Variable(9)	Subordinate	AA-(19)/Aa3(18)
M-4	$17,027,000	Variable(10)	Subordinate	A+(19)/A1(19)
M-5	$15,025,000	Variable(11)	Subordinate	A(19)/A2(19)
M-6	$11,018,000	Variable(12)	Subordinate	A-(19)/A3(19)
M-7	$12,020,000	Variable(13)	Subordinate	BBB+(19)/Baa1(19)
M-8P	$ 4,106,000	Variable(14)	Subordinate	BBB(19)/Baa2(19)
M-8D	$ 3,907,000	Variable(15)	Subordinate	BBB(19)/Baa2(19)
M-9	$12,019,000	Variable(16)	Subordinate	BBB-(19)/Baa2(19)

(continued on following pages)

Goldman, Sachs & Co.

The date of this supplement is April 2, 2008

(18)
The ratings of the Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates have been put on review for possible future downgrade as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

(19)
The ratings of the Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8P Certificates, Class M-8D Certificates and Class M-9 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

•	The table on page S-16 of the Prospectus Supplement is revised as follows:
Class	S&P	Moody’s
M-1	AA+(1)	Aa1
M-3	AA(1)	Aa2
M-3	AA-(2)	Aa3(1)
M-4	A+(2)	A1(2)
M-5	A(2)	A2(2)
M-6	A-(2)	A3(2)
M-7	BBB+(2)	Baa1(2)
M-8P	BBB(2)	Baa2(2)
M-8D	BBB(2)	Baa2(2)
M-9	BBB-(2)	Baa2(2)

(1)
The ratings of the Class M-1 Certificates, Class M-2 Certificates and Class M-3 Certificates have been put on review for possible future downgrade as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

(2)
The ratings of the Class M-1 Certificates, Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8P Certificates, Class M-8D Certificates and Class M-9 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

•
The Risk Factor entitled “Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies and Defaults; Increased Use of New Mortgage Loan Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally” on page S-18 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses; Increased Use of New Mortgage Loan Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally

In recent years, borrowers have increasingly financed their homes with new mortgage loan products, which in many cases have allowed them to purchase homes that they might otherwise have been unable to afford.  Many of these new products feature low monthly payments during the initial years of the loan that can increase (in some cases, significantly) over the loan term.  As borrowers face potentially higher monthly payments for the remaining terms of their loans, it is possible that borrower delinquencies, defaults and losses could increase substantially.

Recently, the subprime mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any

S6-2

residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans.  The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements. This has led to a deterioration in the financial performance of many subprime loan originators, and in some cases, has caused certain loan originators to cease operations.  As described below under “—Recent Developments Regarding Fremont Investment & Loan,” Fremont General Corporation, the parent of Fremont Investment & Loan, has reported that it recently experienced financial and regulatory difficulties.

Any such deterioration in the financial condition or regulatory status of Fremont Investment & Loan could adversely affect the ability of Fremont Investment & Loan to service the mortgage loans, repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists or to repurchase mortgage loans as to which an early payment default has occurred.  If Fremont Investment & Loan is unable for any reason to satisfy its obligations to repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists or to repurchase mortgage loans as to which an early payment default exists, neither the depositor nor any other person will be obligated to repurchase such loans.  In addition, if Fremont Investment & Loan is unable to perform its servicing obligations with respect to the mortgage loans, a successor servicer may need to be appointed, and we cannot assure you that a change in the servicer will not adversely affect the performance of the mortgage loans.

Even in cases where an original loan seller has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by original loan sellers.

In response to the deterioration in the performance of subprime mortgage loans, the rating agencies have recently lowered ratings on a large number of subprime mortgage securitizations.  There can be no assurance that the rating agencies will not continue to do so.

In light of the foregoing, you should consider the heightened risks associated with investing in the offered certificates, and the risk that your investment in the offered certificates may perform worse than you anticipate.

•
The Risk Factor entitled “Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” on page S-18 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Violations of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans

There has been a continued focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies in the subprime industry, sometimes referred to as “predatory lending” practices.  Sanctions have been imposed by state, local and federal governmental agencies for

S6-3

practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower’s credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices and require licensing of originators.  In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of the mortgage loans.

The mortgage loans are also subject to federal laws, including:

•	the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

•
the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

•	the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor’s credit experience.

Violations of certain provisions of these federal, state and local laws, as well as actions by governmental agencies, authorities and attorneys general may limit the ability of the servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the issuing entity to damages and administrative enforcement (including disgorgement of prior interest and fees paid).  In particular, an originator’s failure to comply with certain requirements of federal and state laws could subject the issuing entity (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors’ rescinding the mortgage loans against either the issuing entity or subsequent holders of the mortgage loans.

Fremont Investment & Loan has represented that each mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws and regulations.  In addition, the responsible party will also represent that none of the mortgage loans (i) are “high cost loans,” (ii) are covered by the Home Ownership and Equity Protection Act of 1994 or (iii) are in violation of, or classified as “high cost,” “threshold,” “predatory” or “covered” loans under, any other applicable state, federal or local law.  In the event of a breach of any of such representations, the responsible party will be obligated to cure such breach or repurchase or, for a limited period of time, replace the affected mortgage loan, in the manner and to the extent described in this prospectus supplement.

As described below under “—Recent Developments Regarding Fremont Investment & Loan,” Fremont General Corporation reported that it and certain of its subsidiaries (including Fremont Investment & Loan) entered into a voluntary agreement, to be designated as a cease and desist order, with respect to the mortgage loan origination and sale practices of Fremont General Corporation and such subsidiaries.  In addition, Fremont General Corporation reported that the Massachusetts attorney general filed a lawsuit against Fremont General Corporation alleging that Fremont General Corporation engaged in unfair or deceptive practices in connection with origination and servicing of residential mortgage loans. On February 25, 2008 Massachusetts Suffolk Superior Court Judge Ralph D. Gants granted a preliminary injunction against Fremont which prohibits Fremont from initiating or advancing foreclosures on loans that are "presumptively unfair."  In addition, the FDIC has categorized Fremont as being an "undercapitalized" depository institution and set forth certain limitations and restrictions on Fremont and its business.  It is possible in the future that the Federal Deposit Insurance Commission or other governmental authorities or attorneys general may take other actions against Fremont Investment & Loan that could further restrict or prohibit Fremont Investment & Loan and any successor servicer from pursuing foreclosure actions, or otherwise limit the ability of Fremont Investment & Loan or any successor servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of

S6-4

the issuing entity.  Any such limitations could adversely affect the issuing entity’s ability to realize on the mortgage loans.

•
The Risk Factor entitled “Geographic Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses If Those Jurisdictions Experience Economic Downturns” on page S-19 of the Prospectus Supplement is amended by adding the following at the end of the Risk Factor:

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any those states take actions against Fremont Investment & Loan that impairs the issuing entity’s ability to realize on those mortgage loans.  See “—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” above.

•
The Risk Factor entitled “The Responsible Party May Not Be Able to Repurchase Defective Mortgage Loans” on page S-32 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

The Responsible Party May Not Be Able to Repurchase Defective Mortgage Loans

Fremont Investment & Loan, the responsible party, has made various representations and warranties related to the mortgage loans.  Those representations are summarized in “Description of the Certificates—Representations and Warranties Relating to the Mortgage Loans” in this prospectus supplement.  If the responsible party fails to cure a material breach of its representations and warranties with respect to any mortgage loan in a timely manner, then the responsible party would be required to repurchase or substitute for the defective mortgage loan.

As described below under “—Recent Developments Regarding Fremont Investment & Loan,” Fremont General Corporation, the parent of the responsible party, has reported that it has recently experienced financial and regulatory difficulties.  As a result, it is possible that the responsible party may not be capable of repurchasing any defective mortgage loans or mortgage loans as to which an early payment default exists, for financial or other reasons.  The inability of the responsible party to repurchase defective mortgage loans would likely cause the mortgage loans to experience higher rates of delinquencies, defaults and losses.  As a result, shortfalls in the distributions due on the certificates could occur.

•	The following Risk Factor is added after the Risk Factor entitled “The Ratings on Your Certificates Could Be Reduced or Withdrawn” on page S-34 of the Prospectus Supplement:

The Ratings on Certain Classes of Certificates Have Been Downgraded

Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc. (“S&P”), has downgraded the ratings on the (i) Class M-3 Certificates from “AA-“ to “CCC”, (ii) Class M-4 Certificates from “A+” to “CCC”, (iii) Class M-5 Certificates from “A” to “CCC”, (iv) Class M-6 Certificates from “A-” to “CCC”, (v) Class M-7 Certificates from “BBB+” to “CCC”, (vi) Class M-8P Certificates from “BBB” to “CCC”, (vii) Class M-8D Certificates from “BBB” to “CCC”, (viii) Class M-9 Certificates from “BBB-” to “CCC”, (ix) Class B-1 Certificates from “BB+” to “CCC” and (x) Class B-2 Certificates from “BB” to “CCC”.  Moody’s Investor Service, Inc. (“Moody’s”), has downgraded the rating on the (i) Class M-4 Certificates from “A1” to “A2”, (ii) Class M-5 Certificates from “A2” to “A3”, (iii) Class M-6 Certificates from “A3” to “Baa2”, (iv) Class M-7 Certificates from “Baa1” to “Ba1”, (v) Class M-8P Certificates from “Baa2” to “Ba2”, (vi) Class M-8D Certificates from “Baa2” to “Ba2”, (vii) Class M-9 Certificates from “Baa2” to “B1”, (viii) Class B-1 Certificates from “Ba1” to “Caa1” and (ix) Class B-2 Certificates from “Ba2” to “C”.  In addition, S&P has placed its rating of “AA+” on the Class M-1 Certificates and its rating of “AA” on the Class M-2 Certificates on review for possible future downgrade.  Moody’s has placed its rating of “Aa3” on the Class M-3 Certificates on review for possible future downgrade. There can be no assurance that these classes will not be downgraded further or that other classes of certificates will not be downgraded in the future.  The Class B-1 Certificates and Class B-2 Certificates are not offered by this prospectus supplement.

S6-5

•
The following Risk Factors are added after the Risk Factor entitled “The Recording of the Mortgages in the name of MERS May Affect the Yield on the Certificates” on page S-36 of the Prospectus Supplement:

The Sponsor and its Affiliates May Have Conflicts of Interest

Recent developments in the subprime mortgage market have led to a deterioration in the financial performance of many subprime loan originators.  See “—Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses; Increased Use of New Mortgage Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally” above and “—Recent Developments Regarding Fremont Investment & Loan” below.

Due to these developments affecting these subprime loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that the sponsor and its affiliates may have or may enter into in the future with Fremont Investment & Loan.

In taking any actions or engaging in other transactions with Fremont Investment & Loan, the sponsor and its affiliates are not required to take into account the effect of such actions or transactions on the issuing entity or the certificateholders.  Among other things, the sponsor and its affiliates may purchase, as principal, loans originated or sold by Fremont Investment & Loan that are not included in the issuing entity, and may seek to enforce against such loan sellers any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other loans.  The sponsor or its affiliates may provide secured or unsecured financing to Fremont Investment & Loan, and may seek to enforce remedies against Fremont Investment & Loan if an event of default occurs in respect of that financing.  The sponsor and its affiliates will not have any obligation to account to the issuing entity for any amounts they collect in respect of any loans, financing or other transactions they may have with Fremont Investment & Loan, and the sponsor and its affiliates will have no obligation to pursue any claims against Fremont Investment & Loan on behalf of the issuing entity or with respect to loans included in the issuing entity.

The Transfer of Servicing May Result in Higher Delinquencies and Defaults Which May Adversely Affect the Yield on Your Certificates

As described below under “—Recent Developments Regarding Fremont Investment & Loan,” Fremont General Corporation, the parent of the responsible party, has reported that it has recently experienced financial and regulatory difficulties. In the event that due to these developments, or other events, Fremont Investment & Loan is terminated as servicer resulting from an event of default under the pooling and servicing agreement, a successor servicer would be appointed for Fremont Investment & Loan.  The transfer of servicing from Fremont Investment & Loan to a successor servicer would involve the risk of disruption in collections due to data input errors, misapplied or misdirected payments, system incompatibilities, the requirement to notify the mortgagors about the servicing transfer, delays caused by the transfer of the related servicing mortgage files and records to the new servicer and other reasons.  Servicing transfer issues of this sort may be aggravated with respect to the transfer of servicing of mortgage loans due to recent developments affecting the servicer, as described below under “—Recent Developments Regarding Fremont Investment & Loan.”  As a result of servicing transfers or any delays associated with the transfers, the rate of delinquencies and defaults on the related mortgage loans could increase at least for a period of time.

Recent Developments Regarding Fremont Investment & Loan

Fremont General Corporation, parent of Fremont Investment & Loan, has recently experienced financial and regulatory difficulties, according to published reports and public filings.  Fremont General Corporation stated that it and its subsidiaries have entered into a voluntary formal agreement, to be designated as a cease and desist order, with the Federal Deposit Insurance Corporation.  Fremont General Corporation announced that the cease and desist order required Fremont General Corporation and its subsidiaries (including Fremont Investment & Loan) to cease and desist from, among other things, certain of their mortgage loan origination and sale practices.  In addition, Fremont General

S6-6

Corporation announced that Moody’s Investors Service, Inc. downgraded Fremont Investment & Loan’s residential primary servicer rating for subprime mortgage loans to “SQ4” from “SQ3+” and placed such rating on review for possible further downgrade and Fitch Ratings, Inc. downgraded Fremont Investment & Loan’s residential primary servicer rating for subprime mortgage loans to “RPS4” from “RPS3+” and placed such rating on “Watch Negative,” indicating that further downgrades of such rating are possible.  Fremont General Corporation also announced that, in light of the current operating environment for subprime mortgage lenders, it intends to exit the subprime residential real estate lending business.  More recently, Fremont General Corporation reported that the Massachusetts attorney general filed a lawsuit against Fremont General Corporation alleging that Fremont General Corporation engaged in unfair or deceptive practices in connection with origination and servicing of residential mortgage loans.  For further information regarding these developments, see “Recent Fremont Developments” in this prospectus supplement.

As a result of the foregoing, we cannot assure you that the matters described above will not have a material and adverse effect on the ability of Fremont Investment & Loan to service the mortgage loans in accordance with the terms of the pooling and servicing agreement, the ability of the servicer to take actions (including foreclosure) that may be essential to preserve the value of the mortgage loans or to satisfy other obligations, including to repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists or to repurchase mortgage loans as to which an early payment default has occurred, which in turn would adversely affect your investment in the certificates.

•	The following section is added before the section entitled, “The Mortgage Loan Pool—Underwriting Guidelines” on page S-47 of the Prospectus Supplement:

Recent Fremont Developments

Pursuant to a Form 12b-25 filed on March 2, 2007 (the “March 2nd Announcement”) by Fremont General Corporation (“Fremont General”), the parent of Fremont Investment & Loan (“Fremont”), the servicer and the responsible party, Fremont General announced that it was delaying the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

Pursuant to a Form 8-K filed on March 5, 2007 (the “March 5th Announcement”), Fremont General announced that, in light of the current operating environment for subprime mortgage lenders and recent legislative and regulatory events, Fremont intends to exit its subprime residential real estate lending business and that Fremont General’s management and the board of directors are engaged in discussions with various parties regarding the sale of the business.

In addition, pursuant to the March 5th Announcement, Fremont General stated that is analyzing, in connection with the preparation of Fremont General’s consolidated financial statements as of and for the period ended December 31, 2006, the Federal Deposit Insurance Corporation's criticism with respect to Fremont General’s methodology for determining the carrying value of Fremont General’s residential real estate loans held for sale.

In addition, on March 5, 2007, Moody’s Investors Service, Inc. downgraded Fremont’s residential primary servicer rating for subprime mortgage loans to “SQ4” from “SQ3+” and placed such rating on review for possible further downgrade and on March 6, 2007, Fitch Ratings, Inc. downgraded Fremont’s residential primary servicer rating for subprime mortgage loans to “RPS4” from “RPS3+” and placed such rating on “Watch Negative”, indicating that further downgrades of such rating are possible.

Pursuant to a Form 8-K filed on March 8, 2007 (the “March 8th Announcement”), Fremont General announced that it, Fremont and Fremont General’s wholly owned subsidiary, Fremont General Credit Corporation, entered into a voluntary formal agreement, to be designated as a cease and desist order, with the Federal Deposit Insurance Corporation.  According to the announcement, the cease and desist order requires, among other things, Fremont to cease and desist from the following:

•      Operating with management whose policies and practices are detrimental to Fremont;

S6-7

•      Operating Fremont without effective risk management policies and procedures in place in relation to Fremont’s brokered subprime mortgage lending and commercial real estate construction lending businesses;

•      Operating with inadequate underwriting criteria and excessive risk in relation to the kind and quality of assets held by Fremont;

•      Operating without an accurate, rigorous and properly documented methodology concerning its allowance for loan and lease losses;

•      Operating with a large volume of poor quality loans;

•      Engaging in unsatisfactory lending practices;

•      Operating without an adequate strategic plan in relation to the volatility of Fremont’s business lines and the kind and quality of assets held by Fremont;

•      Operating with inadequate capital in relation to the kind and quality of assets held by Fremont;

•      Operating in such a manner as to produce low and unsustainable earnings;

•      Operating with inadequate provisions for liquidity in relation to the volatility of Fremont’s business lines and the kind and quality of assets held by Fremont;

•      Marketing and extending adjustable-rate mortgage products to subprime borrowers in an unsafe and unsound manner that greatly increases the risk that borrowers will default on the loans or otherwise cause losses to Fremont, including (1) adjustable-rate mortgage products that qualify borrowers for loans with low initial payments based on an introductory rate that will expire after an initial period, without adequate analysis of the borrower's ability to repay at the fully indexed rate, (2) adjustable-rate mortgage products containing features likely to require frequent refinancing to maintain affordable monthly payment or to avoid foreclosure, and (3) loans or loan arrangements with loan-to-value ratios approaching or exceeding 100 percent of the value of the collateral;

•      Making mortgage loans without adequately considering the borrower's ability to repay the mortgage according to its terms;

•      Operating in violation of Section 23B of the Federal Reserve Act, in that Fremont engaged in transactions with its affiliates on terms and under circumstances that in good faith would not be offered to, or would not apply to, nonaffiliated companies; and

•      Operating inconsistently with the Federal Deposit Insurance Corporation's Interagency Advisory on Mortgage Banking and Interagency Expanded Guidance for Subprime Lending Programs.

According to the March 8th Announcement, Fremont General stated that the cease and desist order also requires Fremont to take a number of steps, including (1) having and retaining qualified management; (2) limiting Fremont General’s and Fremont General Credit Corporation's representation on Fremont’s board of directors and requiring that independent directors comprise a majority of Fremont’s board of directors; (3) revising and implementing written lending policies to provide effective guidance and control over Fremont’s residential lending function; (4) revising and implementing policies governing communications with consumers to ensure that borrowers are provided with sufficient information; (5) implementing control systems to monitor whether Fremont’s actual practices are consistent with its policies and procedures; (6) implementing a third-party mortgage broker monitoring program and plan; (7) developing a five-year strategic plan, including policies and procedures for diversifying Fremont’s loan portfolio; (8) implementing a policy covering Fremont’s capital analysis on subprime residential loans; (9) performing quarterly valuations and cash flow analyses on Fremont’s residual interests and mortgage servicing rights from its residential lending operation, and obtaining annual independent valuations of such interests and rights; (10) limiting extensions of credit to certain commercial real estate borrowers; (11) implementing a written lending and collection policy to provide effective guidance and control over

S6-8

Fremont’s commercial real estate lending function, including a planned material reduction in the volume of funded and unfunded non-recourse lending and loans for condominium conversion and construction as a percentage of Tier I capital; (12) submitting a capital plan that will include a Tier I capital ratio of not less than 14% of Fremont’s total assets; (13) implementing a written profit plan; (14) limiting the payment of cash dividends by Fremont without the prior written consent of the Federal Deposit Insurance Corporation and the Commissioner of the California Department of Financial Institutions; (15) implementing a written liquidity and funds management policy to provide effective guidance and control over Fremont’s liquidity position and needs; (16) prohibiting the receipt, renewal or rollover of brokered deposit accounts without obtaining a Brokered Deposit Waiver approved by the Federal Deposit Insurance Corporation; (17) reducing adversely classified assets; and (18) implementing a comprehensive plan for the methodology for determining the adequacy of the allowance for loan and lease losses.

Pursuant to the March 8th Announcement, Fremont General announced that it, Fremont and Fremont General Credit Corporation, a wholly-owned subsidiary of Fremont General, have consented to the terms of the cease and desist order issued by the Federal Deposit Insurance Corporation without admitting to the allegations contained in the cease and desist order.

Pursuant to a Form 8-K filed on March 9, 2007 (the “March 9th Announcement”), Fremont General announced that in light of recent legislative and regulatory events, as well as changing competitive dynamics in the subprime residential real estate mortgage loan market, Fremont General’s management and board of directors have entered into discussions with various third parties regarding the sale of Fremont General’s business. According to the March 9th Announcement, Fremont General stated that to assist in the identification and evaluation of its alternatives, Fremont General retained Credit Suisse Securities LLC (“Credit Suisse”) as its financial advisor.  Fremont General stated that no agreement had yet been reached regarding the sale of Fremont General’s business and there is no assurance that Fremont General will be able to enter into any transaction involving its subprime residential real estate mortgage loan origination operations.  Fremont General stated that it intends to continue to originate commercial real estate loans, as well as maintain its retail deposit franchise and its residential real estate loan servicing operation.

In addition, according to the March 9th Announcement, Fremont General stated that because it had not committed to any specific alternative, it was unable to estimate (i) the total amount or range of amounts of costs expected to be incurred in connection with the exit from the subprime loan origination operations, or (ii) the total amount or range of amounts of the charge that will result in future cash expenditures, if any, that might be required in connection with selling or exiting its subprime mortgage loan origination operations.

Pursuant to a Form 8-K filed on March 16, 2007 (the “March 16th Announcement”), Fremont General announced that it will not file its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 before the extended deadline of March 16, 2007.  Fremont General stated that in view of the recent increased volatility in the subprime mortgage market and the impact of closing its subprime mortgage origination business, Fremont General and its independent registered public accounting firm were continuing to evaluate various issues relating to its financial statements, including the impact of events subsequent to December 31, 2006 on the appropriate carrying value of Fremont General’s assets as of December 31, 2006.

In addition, according to the March 16th Announcement, Fremont General also announced that Credit Suisse had increased its committed line of credit to Fremont to $1 billion, and Fremont General stated that it had received various proposals for additional credit facilities if needed to supplement Fremont General’s current liquidity position of $1.3 billion in cash and short-term investments. Fremont General stated that it believes this balance sheet strength and funding capacity will enable it to execute its previously announced plan to exit the subprime residential mortgage loan origination business in an orderly and disciplined way.

Pursuant to a Form 8-K filed on March 21, 2007 (the “March 21st Announcement”), Fremont General announced that Fremont has entered into whole loan sale agreements to sell approximately $4 billion of Fremont Investment & Loan’s subprime residential real estate mortgage loans. Fremont General

S6-9

stated that it received approximately $950 million in cash from the first sale installment under whole loan sale agreements with the remaining sales under the whole loan sale agreements expected to be completed over the next several weeks.  In addition, pursuant to the March 21st Announcement, Fremont General stated that it will sell the mortgage loans at a discount, reflecting current conditions in the subprime mortgage market. Fremont General stated that it estimates that the sale of the approximately $4 billion of its subprime residential mortgage loans will result in a pre-tax loss of approximately $140 million.

Pursuant to a Form 8-K filed on April 2, 2007 (the “April 2nd Announcement”), Fremont General announced that Grant Thornton LLP ("Grant Thornton") advised Fremont General on March 27, 2007 that Grant Thornton was resigning from its position as Fremont General’s independent registered public accounting firm.   According to the April 2nd Announcement, on August 8, 2006, Fremont General’s Audit Committee engaged Grant Thornton as Fremont General’s independent registered public accounting firm for the fiscal year ended December 31, 2006.  According to the April 2nd Announcement, Grant Thornton had not previously audited the financial statements of Fremont General or any of its subsidiaries for any prior period.  According to the April 2nd Announcement, since Grant Thornton’s engagement, (i) there has not been any matter that was the subject of a disagreement (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between Fremont General and Grant Thornton and (ii) no "reportable event" (as defined in Item 304(a)(1)(v) of Regulation S-K) has occurred.  According to the April 2nd Announcement, Fremont General stated that its Audit Committee has commenced the process of selecting an accounting firm to replace Grant Thornton as Fremont General’s independent registered public accounting firm.  Fremont General stated that there can be no assurance that it will be able to retain a new independent registered public accounting firm.

In addition, according to the April 2nd Announcement, Grant Thornton has taken the position that, in light of Fremont General's current operating environment and the industry in which it operates, that Grant Thornton needed to expand significantly the scope of its audit. Grant Thornton had asked for additional information in connection with its audit beginning in the latter part of February and stated at that time that it needed to perform additional procedures and testing in connection with completing its audit.  Fremont General stated that at no time did Fremont General either fail to provide to Grant Thornton any requested information on a timely basis or communicate to Grant Thornton that it was opposed to any additional procedures or testing or that it was opposed to such an expanded audit scope. Fremont General stated that it repeatedly had requested that Grant Thornton complete its audit and did not at any time seek to place any limitations on Grant Thornton in connection with the audit.

According to the April 2nd Announcement, Fremont General provided Grant Thornton with a copy of the above disclosures and requested that Grant Thornton furnish Fremont General with a letter addressed to the Securities and Exchange Commission stating whether it agrees with such statements made by Fremont General (the "Grant Thornton Letter").   According to the April 2nd Announcement, in the Grant Thornton Letter, Grant Thornton stated that its request to Fremont General for additional information, as described above, was a publicly reportable event.  In addition, according to the April 2nd Announcement, in the Grant Thornton Letter, Grant Thornton stated that it communicated to Fremont General that in addition to Fremont General’s current operating environment and industry conditions, there were other significant events that have occurred at Fremont General that were a factor in Grant Thornton’s determination to expand the scope of its audit.

In addition, according to the April 2nd Announcement, the Grant Thornton Letter stated that during the course of Grant Thornton’s audit there were instances in which Fremont General did not provide certain requested information to Grant Thornton on dates previously agreed upon with Fremont General’s management.  Also, according to the April 2nd Announcement, the Grant Thornton Letter stated that as Grant Thornton resigned prior to completion of its audit, Grant Thornton was unable to evaluate or determine the completeness, sufficiency or timeliness of the information provided in response to its requests.

Pursuant to a Form 8-K filed on April 16, 2007 (the “April 16th Announcement”), Fremont General announced that it has entered into an agreement to sell approximately $2.9 billion of its sub-prime residential real estate loans. Fremont General also announced that it has entered into exclusive

S6-10

negotiations with the same institution under an executed letter of intent to sell most of its residential real estate business and assets.

Pursuant to the April 16th Announcement, Fremont General announced that the $2.9 billion price represents the majority of Fremont General’s sub-prime residential loans held for sale that have not yet been sold. Fremont General announced that it will sell the loans at a discount that reflects the current conditions in the sub-prime mortgage market. Fremont General stated that it estimates that the sale of these loans will result in a pre-tax loss on sale of approximately $100 million.

Pursuant to the April 16th Announcement, Fremont General announced that under the executed letter of intent, the buyer would obtain Fremont General’s sub-prime residential loan servicing platform, as well as a portion of Fremont General’s sub-prime loan origination platform. In addition, according to the April 16th Announcement, Fremont General announced that it would sell to the buyer all of its mortgage servicing rights, servicing advances, residual interests, and mortgage-backed securities.  Fremont General stated that the buyer also would assume certain leases, furniture and fixtures, equipment and software associated with the business.  In addition, Fremont General stated that it and the buyer are in the process of completing due diligence, finalizing terms and working towards the completion of a definitive agreement.  Fremont General stated that there can be no assurance that the transaction as proposed in the executed letter of intent will be completed.

In addition, pursuant to the April 16th Announcement, Fremont General announced that Fremont‘s liquidity position remains strong as it currently has approximately $1.5 billion in cash and short-term investments.  Fremont General also stated that it is currently in discussions with several firms as it seeks to select a new independent registered public accounting firm.

Pursuant to a Form 8-K filed on April 25, 2007 (the “April 25th Announcement”) by Fremont General Corporation (“Fremont General”), the parent of Fremont Investment & Loan (“Fremont”), the servicer and the responsible party, Fremont General announced that it engaged Squar, Milner, Peterson, Miranda & Williamson, LLP ("Squar Milner") as Fremont’s independent registered public accounting firm.  Fremont General stated that Squar Milner will begin work immediately to complete the audit of Fremont’s financial statements for the year ended December 31, 2006.  Fremont General stated that Squar Milner is the successor to Grant Thornton LLP as Fremont General’s independent registered public accounting firm.

Pursuant to a Form 8-K filed on May 22, 2007 (the “May 22nd Announcement”), Fremont General announced definitive agreements for the sale of Fremont General’s commercial real estate lending business, the sale of a minority interest in Fremont General and the appointment of new senior management.

According to the May 22nd Announcement, Fremont General announced the sale to iStar Financial Inc. (“iStar”) of Fremont General’s commercial real estate lending business and outstanding loan portfolio.  According to Fremont General, at closing Fremont General will receive cash of approximately 30% of the net loan portfolio, or $1.9 billion, and a participation interest equal to approximately 70% of the net loan portfolio, which will bear interest at LIBOR + 150 basis points, subject to certain conditions.  Fremont General stated that iStar intends to retain the majority of Fremont General’s commercial real estate related employees, facilities and operations.

Pursuant to the May 22nd Announcement, Fremont General stated that an investor group led by Gerald J. Ford (the “Investor Group”) will make a minority investment in Fremont General.  Fremont General stated that under this transaction, the Investor Group will acquire a combination of approximately $80 million in exchangeable non-cumulative preferred stock of Fremont and warrants to acquire additional common stock of Fremont General.  Fremont General stated that Mr. Ford will become Chairman of the Board of Fremont General and Fremont, and Fremont General and Fremont will name two affiliated executives to senior positions.

Pursuant to the May 22nd Announcement, Fremont General stated that a minority investment by the Investor Group includes exchangeable non-cumulative preferred stock in Fremont that will be

S6-11

exchangeable into Fremont General common stock at a price of $8.44 per share, subject to certain adjustments. Fremont General stated that the Investor Group also will receive warrants for an additional 7.1 million shares of Fremont General’s common stock.  Fremont General stated that these warrants have a term of approximately 15 months and a strike price of $8.44, subject to certain adjustments.  Fremont General stated that subject to stockholder approval, the Investor Group also will receive warrants to purchase an additional approximately 4 million shares (under the same terms as the initial warrants), for a total of 11.1 million shares.  Fremont General stated that if the stockholders approve issuance of the additional warrants, the conversion price of the preferred stock and warrants would increase to $9.00 per share, subject to certain adjustments.  Fremont General stated that assuming the issuance of all the common shares underlying the preferred stock and the warrants, the Investor Group will hold approximately 20 percent of the then outstanding common stock of Fremont General.

According to the May 22nd Announcement, Fremont General stated that that Ellington Capital Management is the acquiring party in Fremont General’s previously disclosed letter of intent to sell its sub-prime residential real estate business, which remains in effect.

In addition, pursuant to the May 22nd Announcement, Fremont General stated that it has filed its applicable SEC filings related to its residential loan servicing activities with Squar Milner’s attestation on Fremont General’s Regulation AB compliance.

Pursuant to a Form 8-K filed on July 3, 2007 (the “July 3rd Announcement”), Fremont General announced the completion of the previously announced sale of Fremont General’s commercial real estate lending business and outstanding commercial real estate loan portfolio to iStar.

Pursuant to a Form 8-K filed on September 26, 2007 (the “September 26th Announcement”), Fremont General announced that it has been advised by Mr. Ford that, in light of certain developments pertaining to Fremont General and Fremont, he is not prepared to consummate the transactions contemplated by the Investment Agreement entered into on May 21, 2007 among Fremont General, Fremont and an entity controlled by Mr. Ford on the terms set forth in that agreement.  In addition, Fremont General announced that, while it does not necessarily agree with the factual positions taken by Mr. Ford, it is in discussions with Mr. Ford concerning revised terms under which an entity controlled by Mr. Ford would proceed with an $80 million investment in exchangeable preferred stock of Fremont and receive warrants to acquire additional common stock of Fremont General.  However, Fremont General stated in its September 26th Announcement that there can be no assurances as to whether or when the parties may reach an agreement with respect to revised transaction terms.

Pursuant to a Form 8-K filed on October 5, 2007 (the “October 5th Announcement”), Fremont General announced that the Massachusetts attorney general filed a lawsuit against Fremont General Corporation alleging that Fremont General engaged in unfair or deceptive practices in connection with origination and servicing of residential mortgage loans.  According to a press release issued by Office of the Attorney General for Massachusetts on October 5, 2007 (the “Massachusetts Announcement”), the Attorney General’s Office is seeking civil penalties, restitution and an injunction, which would prohibit Fremont General from selling or transferring any Massachusetts mortgages and from foreclosing on any Massachusetts loan without giving the Attorney General’s Office a 90-day opportunity to review the loan transaction and object to the foreclosure.

Pursuant to a Form 8-K filed November 1, 2007, (the “November 1st Announcement”), Fremont General announced that it was unable to reach an agreement with Mr. Gerald J. Ford with respect to an investment by Mr. Ford in Fremont General and in Fremont, and that discussions with Mr. Ford have been terminated.  Pursuant to the November 1st Announcement, Fremont General announced that it is continuing to explore strategic alternatives with the assistance of Credit Suisse Securities LLC.  Fremont General stated that there can be no assurances as to whether or when it will be able to enter into an agreement with respect to or complete any such alternative.

In addition, pursuant to a Form 10-Q filed on November 9, 2007, Fremont General announced that on October 23, 2007, Morgan Stanley Mortgage Capital Holdings LLC filed a lawsuit in the United States District Court for the Southern District of New York against Fremont alleging breaches with respect

S6-12

to residential mortgage loans it sold to Morgan Stanley Mortgage Capital Holdings LLC between May 1, 2005 and December 28, 2006. The complaint alleges damages of at least $10 million.

Pursuant to a Form 8-K filed on January 14, 2008 (the "January 14th Announcement"), Fremont General stated that on January 8, 2008, a purported shareholder derivative complaint, entitled Frank Taylor, Jr. vs. Fremont General Corporation, et al., was filed in the United States District Court for the Central District of California.  Fremont General stated that the derivative complaint was brought for the benefit of the Fremont General against its former members and alleges that all of such individuals breached their fiduciary duties, resulting in substantial monetary losses and other damages to the Fremont General, and that the former Chairman of the Board engaged in insider trading and was thereby unjustly enriched.

In addition, pursuant to the January 14th Announcement, Fremont General stated that the derivative complaint seeks, among other things, (i) unspecified damages equal to the amount by which Fremont General has been damaged by the defendants as a result of their breach of fiduciary duties; (ii) the establishment of a constructive trust in favor of Fremont General for both the amount of proceeds received by the former Chairman from both the sale of his Fremont General’s common stock during the period specified in the complaint as well as for proceeds otherwise derived from his service as a director and/or executive officer of Fremont General; (iii) an order requiring the former Chairman to disgorge to Fremont General all proceeds derived from his sale of Fremont General’s common stock during the period specified in the complaint in addition to all proceeds otherwise derived from his service as a director and/or executive officer of Fremont General; (iv) the establishment of a constructive trust in favor of the Fremont General for proceeds derived from the service by the former President and Chief Executive Officer and Executive Vice President and Chief Operating Officer as directors and/or executive officers of Fremont General; and (v) an award to the plaintiff of costs and disbursements of action, including reasonable attorneys' and experts' fees, costs and expenses.

According to a press release issued by the Office of the Attorney General of Massachusetts on February 26, 2008 (the "Massachusetts Release"), on February 25, 2008 Massachusetts Suffolk Superior Court Judge Ralph D. Gants granted a preliminary injunction against Fremont which prohibits Fremont from initiating or advancing foreclosures on loans that are "presumptively unfair."  According to the Massachusetts Release, under the terms of the injunction Fremont must provide the Massachusetts Attorney General's Office with at least a 30-day notice of all foreclosures it intends to initiate for the approximately 2,200 loans that Fremont still owns and services, and allow the Attorney General an opportunity to object to the foreclosure going forward.  According to the Massachusetts Release, if Fremont has issued a loan that is considered "presumptively unfair," and the borrower occupies the property as his or her principal dwelling, the Attorney General has 45-days to object to the foreclosure.  According to the Massachusetts Release, a loan is "presumptively unfair" if it possesses the following characteristics:

•      The loan is an adjustable rate mortgages with an introductory period of three years or less;

•      The loan has an introductory or "teaser" interest rate that is at least three percent lower than the fully-indexed rate (the relevant index at the time of origination plus the margin specified in the mortgage note);

•      The borrower has a debt-to-income ratio (the ratio between the borrower's monthly debt payments, including the monthly mortgage payment, and the borrower's monthly income) that would have exceeded 50% if Fremont had measured the debt, not by the debt due under the teaser rate, but by the debt due under the fully-indexed rate; and

•      Fremont extended 100% financing or the loan has a substantial prepayment penalty or penalty that lasts beyond the introductory period.

According to the Massachusetts Release, after the notice and objection process, Fremont may only proceed with a foreclosure to which the Attorney General objects if Fremont files a request with the court, and the court reviews the matter and agrees that a foreclose is appropriate.  According to the

S6-13

Massachusetts Release, in considering whether to allow the foreclosure, the court will consider, among other factors, whether the loan is unfair and whether Fremont has taken reasonable steps to work out the loan and avoid foreclosure.  According to the Massachusetts Release, the preliminary injunction does not release borrowers from their monthly mortgage obligations.

Pursuant to a Form 8-K filed on March 28, 2008 (the "March 28th Announcement"), Fremont General stated that on March 26, 2008 the Federal Deposit Insurance Corporation ("FDIC"), with the concurrence of the California Department of Financial Institutions, issued a Supervisory Prompt Corrective Action Directive ("Directive") to Fremont, to Fremont General and to Fremont General Credit Corporation, Fremont General’s wholly-owned subsidiary and direct parent to Fremont.  According to the March 28th Announcement, the Directive requires Fremont, the Fremont General and Fremont General Credit Corporation to take one or more of the following actions to recapitalize Fremont within 60 days, or by May 26, 2008:

•      Fremont shall sell enough voting shares or obligations of Fremont so that Fremont will be "adequately capitalized," as defined under the Federal Deposit Insurance Act and the related FDIC regulations, after the sale; and/or

•      Fremont shall accept an offer to be acquired by a depository institution holding company or combine with another insured depository institution; and

•      Fremont General and Fremont General Credit Corporation shall divest themselves of Fremont.

According to the March 28th Announcement, the FDIC has categorized Fremont as being an "undercapitalized" depository institution, as defined under the Federal Deposit Insurance Act and FDIC rules and regulations.  Additionally, Fremont General stated that the Directive also sets forth certain limitations and restrictions on Fremont and its business.  Fremont General stated that the Directive restricts the interest rates that Fremont may pay on deposits to prevailing rates paid on deposits of comparable amounts and maturities paid by other FDIC insured depository institutions in the State of California. In addition, the Company stated that Fremont is not permitted to make any capital distributions to Fremont General, Fremont General Credit Corporation or any affiliate of Fremont, or to pay bonuses or increase the compensation of any director or officer of Fremont. The Directive further restricts transactions between Fremont and its affiliates.

S6-14